ALLIED TECHNOLOGIES GROUP, INC.

28A Horbow-Kolonia

Zalesie, Poland 21-512

Telephone +48833111672

E-mail: alliedtechgroup@gmail.com

February 22, 2012

Mr. Craig Slivka

United States

Securities and Exchange Commission

Washington, DC 20549

RE: Allied Technologies Group, Inc.

Registration Statement on Form S-1

Filed December 14, 2011

Filing No. 333-178472

Dear Mr. Slivka:

Pursuant to the staff’s telephone conversation with counsel of Allied Technologies Group, Inc., a Nevada corporation (the “Company”), on February 21, 2011, the Company hereby respectfully requests the immediate withdrawal of its letter dated February 21, 2011, requesting acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-178472).

Regards,

/S/ Ihar Yaravenka

----------------------------

Ihar Yaravenka, President